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Exhibit 99.2

TRANSCANADA CORPORATION
Annual Meeting of Holders of
Common Shares of
TransCanada Corporation (the "Issuer")

April 29, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 — Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business

Outcome of Vote
1.	The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed		Carried

	(a)	Douglas D. Baldwin
	(b)	Kevin E. Benson
	(c)	Wendy K. Dobson
	(d)	Paule Gauthier
	(e)	Kerry L. Hawkins
	(f)	S. Barry Jackson
	(g)	Paul L. Joskow
	(h)	Harold N. Kvisle
	(i)	David P. O'Brien
	(j)	Harry G. Schaefer
	(k)	W. Thomas Stephens

2.	The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting		Carried

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  Exhibit 99.2